UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder



                       MULTI-LINK TELECOMMUNICATIONS, INC.
               (Exact name of registrant as specified in charter)

                                    Colorado
         (State or other Jurisdiction of Incorporation or Organization)

         0-26013                                           84-1334687
(Commission File Number)                       (IRS Employer Identification No.)

                       936A Beachland Boulevard, Suite 13
                              Vero Beach, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)


                                   May 8, 2006

                       MULTI-LINK TELECOMMUNICATIONS, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of May 4, 2006, of the outstanding shares of common stock, no par value (the "Common Stock") of Multi-Link Telecommunications, Inc., a Colorado ("Multi-Link"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 4, 2006, by and among Multi-Link, Multi-Link Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Multi-Link ("Merger Sub"), and Auriga Laboratories, Inc. ("Auriga").

         Under the Merger Agreement, Multi-Link and Auriga will enter into a business combination transaction by means of a merger ("Merger") between Merger Sub and Auriga in which Auriga will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common stock of Auriga for shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Multi-Link ("Preferred Stock"). Following the closing of the Merger ("Closing"), Auriga will continue as a wholly-owned subsidiary of Multi-Link.

         The Merger Agreement is included as Exhibit 2.1 to Multi-Link's Current Report on Form 8-K dated May 4, 2006, and filed with the Securities and Exchange Commission ("SEC") on May 5, 2006. The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

         The Merger Agreement provides that Multi-Link's current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Merger Agreement) and that the newly-appointed directors of Multi-Link will consist of the following persons, each of whom are described in more detail below:

         o     Philip S. Pesin, the current Chairman and CEO of Auriga

         o     Dayne Wagoner, a current director of Auriga

         This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Multi-Link in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Multi-Link's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Multi-Link's directors occurs (otherwise than at a meeting of Multi-Link's stockholders). Accordingly, the closing of the transactions contemplated under the Merger Agreement ("Closing") and the resulting change in a majority of Multi-Link's directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Multi-Link's stockholders of record on or about May 8, 2006.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

         On May 4, 2006, Multi-Link Telecommunications, Inc., a Colorado corporation ("Multi-Link"), entered into an agreement and plan of merger ("Merger Agreement") with Auriga Laboratories, Inc., a Delaware corporation ("Auriga") and Multi-Link Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Multi-Link ("Merger Sub").

         Under the Merger Agreement, Multi-Link and Auriga will enter into a business combination transaction by means of a merger ("Merger") between Merger Sub and Auriga in which Auriga will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common stock of Auriga for shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Multi-Link ("Preferred Stock"). Following the closing of the Merger ("Closing"), Auriga will continue as a wholly-owned subsidiary of Multi-Link.

         The Merger Agreement is included as Exhibit 2.1 to this Current Report and is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

         In connection with the Merger, (i) each outstanding share of Auriga common stock will be converted into the right to receive 0.0606392 shares of Preferred Stock; and (ii) each outstanding option and warrant to purchase one
(1) share of Auriga common stock will be assumed by Multi-Link and converted into an option or warrant to purchase 30.013762 shares of Multi-Link common stock (with the exercise price being adjusted accordingly). The exchange ratios set forth above are subject to adjustment to reflect appropriately the effect of any stock split, stock dividend, reorganization, recapitalization, reclassification, combination or other like change with respect to the capital stock of Multi-Link or Auriga (or any options or warrants with respect to the foregoing) occurring on or after May 4, 2006 and the Closing.

         As of May 4, 2006, Auriga common stock, options and warrants outstanding were as follows:

         o     16,490,990 shares of common stock.

         o Options to purchase 2,866,000 shares of common stock at exercise prices ranging from $0.85 to $1.85 per share.

         o Warrants to purchase 4,202,281 shares of common stock at exercise prices ranging from $0.85 to $2.50 per share.

         Assuming no Auriga stockholder elects dissenters' rights, the Auriga stockholders will be issued 1,000,000 shares of Preferred Stock in the Merger. Each share of Preferred Stock will be convertible into 494.956646 shares of Multi-Link's common stock. Accordingly, upon completion of the Merger, the Auriga stockholders will own 1,000,000 shares of Preferred Stock (equivalent to 494,956,646 shares of Multi-Link's common stock on an as-converted basis) and the current Multi-Link stockholders will own 37,215,913 shares of Multi-Link's common stock. Upon conversion of the Preferred Stock, the Auriga stockholders will own approximately 93% of the total outstanding shares of Multi-Link's common stock, and the current Multi-Link stockholders will own approximately 7% of the total outstanding shares of Multi-Link's common stock.

         The ownership interests of the Auriga stockholders and the current Multi-Link stockholders will be subject to dilution for the outstanding Auriga options and warrants to be assumed by Multi-Link in connection with the Merger. Accordingly, upon conversion of the Preferred Stock, the holders of Auriga's common stock, options and warrants will own approximately 95% of Multi-Link's common stock on a fully diluted basis, and the current Multi-Link stockholders will own approximately 5% of the Multi-Link's common stock on a fully diluted basis.

         The issuance of the shares of Preferred Stock to the Auriga stockholders in the Merger and, upon conversion of such shares of Preferred Stock, the shares of Multi-Link common stock underlying such shares of Preferred Stock, is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. The shares of Preferred Stock and the shares of Multi-Link common stock underlying the Preferred Stock may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("Commission") or with any state securities commission in respect of the Merger.

         Multi-Link is presently authorized under its Articles of Incorporation to issue 150,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Of the 5,000,000 shares of preferred stock authorized, 1,200,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Multi-Link's board of directors, and filed with and accepted by, the Secretary of State of the State of Colorado prior to the Closing of the Merger. Currently, Multi-Link has 37,215,913 shares of common stock outstanding and no shares of preferred stock outstanding.

         Each share of Preferred Stock will be convertible into 494.956646 shares of Multi-Link's common stock (the "Conversion Rate"). The Preferred Stock will immediately and automatically be converted into shares of Multi-Link's common stock (the "Mandatory Conversion") upon the approval by a majority of Multi-Link's stockholders (voting together on an as-converted-to-common-stock basis), following the Merger, of a 1 for 15 reverse stock split of Multi-Link's outstanding common stock ("Reverse Split").

         The holders of shares of Preferred Stock will be entitled to vote together with the holders of Multi-Link's common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Merger, the Auriga stockholders will have approximately 93% of the total combined voting power of all classes of Multi-Link stock entitled to vote.

         Upon Mandatory Conversion of the shares of Preferred Stock, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the Auriga stockholders will, in the aggregate, receive approximately 32,997,110 shares of Multi-Link's common stock, representing approximately 93% of the outstanding shares of Multi-Link's common stock immediately following the Mandatory Conversion. The existing stockholders of Multi-Link will, following the Mandatory Conversion and Reverse Split, own approximately 2,481,061 shares of Multi-Link's common stock, representing approximately 7% of the outstanding shares of common stock.

         Upon conversion of the Preferred Stock, the holders of Auriga's common stock, options and warrants will own approximately 95% of Multi-Link's common stock on a fully diluted basis, and the current Multi-Link stockholders will own approximately 5% of the Multi-Link's common stock on a fully diluted basis.

         In connection with the Reverse Split, Multi-Link's board of directors may, in its discretion, provide special treatment to certain Multi-Link stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Multi-Link's board determines to provide such special treatment, Multi-Link stockholders holding 1,500 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Multi-Link stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Multi-Link's board of directors.

         Effective as of the Closing of the Merger, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Multi-Link stockholders of a Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to Closing, Kevin R. Keating, Multi-Link's current sole officer and director will resign such positions and will appoint as directors:

         o     Philip S. Pesin, the current Chairman and CEO of Auriga

         o     Dayne Wagoner, a current director of Auriga

         Additional information concerning Philip S. Pesin and Dayne Wagoner is set forth below.

         As a condition to the Closing of the Merger, KI Equity Partners I, LLC ("KI Equity"), Multi-Link's current controlling stockholder, and Auriga stockholders holding at least a majority of the Preferred Stock received in the Merger, will agree to vote their shares of Multi-Link's voting securities to approve the Reverse Split, the adoption of a stock incentive plan, the reincorporation of Multi-Link in the State of Delaware, and the change of Multi-Link's corporate name (collectively, the "Actions").

         As soon as commercially practicable following the Merger, Multi-Link has agreed to cause its board of directors to satisfy the independence, audit and compensation committee and other corporate governance requirements under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), the rules and regulations promulgated by the SEC, and the requirements of either NASDAQ or American Stock Exchange ("AMEX") as selected by Multi-Link, whether or not Multi-Link's common stock is listed or quoted, or qualifies for listing or quotation, on such national exchanges.

         Additional information concerning Philip S. Pesin and Dayne Wagoner, and any other directors to be appointed to Multi-Link's board as part of the Merger will be included in the Schedule 14(f)-1 Notice to Stockholders which will be filed with the SEC and mailed to stockholders at least ten (10) days prior to the Closing of the Merger.

         At or prior to the Closing, Multi-Link will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Multi-Link for its advisory services rendered to Multi-Link in connection with the Merger. The transaction advisory fee will be $340,000, with the payment thereof being subject to the Closing of the Merger.

         Multi-Link and Auriga have each agreed to continue to operate their business in the ordinary course prior to the Merger.

         Under the Merger Agreement, each of Multi-Link and Auriga have agreed to do certain things, some of which are conditions to the Merger transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Merger, (d) in the case of Auriga, deliver audited financial statements including a balance sheet as of March 31, 2006 and statements of operations, cash flows and stockholders' equity for the years ended March 31, 2006, and (e) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

         Consummation of the Merger is also contingent upon (i) preparation, filing and distribution to the Multi-Link stockholders of a Schedule 14(f)-1 Notice to Stockholders, and (ii) continued quotation of Multi-Link's common stock on the Over-the-Counter Bulletin Board.

         The representations and warranties of the parties to the Merger Agreement generally do not survive the Closing.

         The Merger Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Merger is not consummated by May 31, 2006,
(iii) by either party if the Merger is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their own expenses. If the Merger Agreement is terminated by Multi-Link as a result of Auriga's failure to satisfy the conditions precedent to Closing that are applicable to it or as a result of a breach or misrepresentation by Auriga, the $40,000 deposit paid to Multi-Link by Auriga may be retained by Multi-Link as liquidated damages and as its sole source of damages for any breach or termination of the Merger Agreement.

         The directors of Multi-Link have approved the Merger Agreement and the transactions contemplated thereunder. The directors of Auriga have approved the Merger Agreement and the transactions contemplated thereunder. The Merger Agreement and the transactions contemplated thereunder require the approval of Auriga's stockholders before the Merger can be consummated. The parties expect the closing of the transactions under the Merger Agreement to occur on or about May 18, 2006. However, there can be no assurances that the Merger will be completed.

         On March 30, 2006, in its Current Report on Form 8-K dated March 30, 2006, Multi-Link reported the execution of a letter of intent to acquire Auriga. On May 5, 2006, in its Current Report on Form 8-K dated May 4, 2006, Multi-Link reported the entry into the Merger Agreement with Auriga.

         Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the current majority stockholder of Multi-Link, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity or Keating Securities, LLC and disclaims any beneficial interest in the shares of Multi-Link's common stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity and Keating Securities, LLC disclaim any beneficial interest in the shares of Multi-Link's common stock currently owned by Kevin R. Keating.

                                VOTING SECURITIES

         Multi-Link' common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Multi-Link' stockholders. Each share of common stock entitles the holder thereof to one vote. As of May 4, 2006, 37,215,913 shares of Multi-Link's common stock were outstanding.

                              MULTI-LINK'S BUSINESS

         Multi-Link is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Multi-Link would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                                AURIGA'S BUSINESS

         Auriga was formed in April 2005 with the acquisitions of Auriga Pharmaceuticals, LLC and Tryon Labs, Inc. Auriga is a specialty pharmaceutical company with stand-alone sales, marketing and development capabilities. Auriga currently markets, through its 40-person sales force, the Extendryl(R) family of prescription products for the treatment and relief of cough, cold and allergy symptoms. Auriga is seeking to acquire and/or license additional pharmaceutical products and to develop new drug delivery techniques.

         The corporate headquarters of Auriga is located at Auriga Laboratories, Inc., 5555 Triangle Parkway, Suite 300, Norcross, GA 30092.

         The business of Auriga involves a number of risks and uncertainties that could cause the actual results of either company to differ materially from those estimated by management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for each company's products, the FDA approval, introduction and/or acquisition of new products, changes in regulations affecting Auriga and its business and products, the company's ability to attract and maintain customers and strategic business relationships, the impact of competitive products and pricing, growth in target markets, the adequacy of the company's liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Multi-Link's filings with the United States Securities and Exchange Commission should the Merger transaction contemplated by the Merger Agreement be completed.


                             DIRECTORS AND OFFICERS

         On March 18, 2005, Kevin R. Keating was appointed President, Secretary, Treasurer and a director of Multi-Link. Effective March 28, 2005, following compliance with certain regulatory requirements, David J. Cutler resigned as a director of Multi-Link.

         The following table sets forth the names, positions and ages of Multi-Link's executive officers and directors. All of Multi-Link's directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

            Name                  Age                    Position
-----------------------------  -----------  ------------------------------------
Kevin R. Keating                   66       President, Treasurer, Secretary and
                                            Director

     Mr. Keating, a Director, and the President, Secretary and Treasurer of Multi-Link, is an investment executive and for the past ten years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Multi-Link.


                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

         Multi-Link is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Multi-Link does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Multi-Link' board of directors is deemed to be its audit committee. Multi-Link' board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

No Code of Ethics

         A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

         o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

         o Compliance with applicable governmental laws, rules and regulations;

         o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

         o     Accountability for adherence to the code.

         Multi-Link has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Multi-Link does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest

         Certain conflicts of interest existed at September 30, 2005 and may continue to exist between Multi-Link and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Multi-Link.

         Certain conflicts of interest may exist between Multi-Link and its management, and conflicts may develop in the future. Multi-Link has not established policies or procedures for the resolution of current or potential conflicts of interest between Multi-Link, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Multi-Link, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Multi-Link's stockholders and for which there will be no recourse. It is also expected that Multi-Link will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of Multi-Link's controlling stockholder, to act as a financial advisor in connection with the reverse merger transaction for which it may earn a cash and/or equity fee.

Board Meetings and Committees

         The Directors and Officers will not receive remuneration from Multi-Link unless approved by the Board of Directors or pursuant to an employment contract. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving Multi-Link in any other capacity and receiving compensation therefore except as otherwise provided under applicable law. No compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

         Multi-Link is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Multi-Link does not currently have a compensation committee. Multi-Link's Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also Multi-Link's sole officer acting as President, Secretary and Treasurer. Multi-Link has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

         Multi-Link neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Multi-Link does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Colorado corporate law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Multi-Link's Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

         Because the management and directors of Multi-Link are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

                        DIRECTOR AND OFFICER COMPENSATION

         The following Executive Compensation Chart highlights the compensation for Multi-Link's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years ended September 30, 2005, 2004 and 2003.



                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                             Bonus       Compensation     Award(s)    SARs (#) (2)  Payouts       Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)                       ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating        2005       $0          $0            $0             N/A          N/A          N/A           $8,500
(Pres., Secr., and
Treas.) (1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
David J. Cutler         2005     $6,000        $0            $0             N/A          N/A          N/A            N/A
(former President,      2004     $12,000       $0            $0             N/A          N/A          N/A            N/A
Chief Executive         2003     $19,000       $0            $0             N/A          N/A          N/A            N/A
Officer and Chief
Financial Officer)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Nigel V. Alexander      2005       $0          $0            $0             N/A          N/A          N/A            N/A
(Former Chief           2004       $0          $0            $0             N/A          N/A          N/A            N/A
Executive Officer,      2003     $9,000        $0            $0             N/A          N/A          N/A            N/A
Secretary and
Treasurer)(2)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------


   (1) On May 25, 2005, Multi-Link issued Mr. Keating 850,000 shares of its common stock in consideration for services rendered by him, valued at $8,500.

   (2) Multi-Link paid consulting fees to Octagon Strategies, Inc. ("Octagon") for consulting services rendered by Nigel V. Alexander to it. Octagon is a company wholly owned by Nigel V. Alexander. All amounts reflected in the salary column in the above table paid to Mr. Alexander are consulting fees paid to Octagon for Mr. Alexander's benefit.

         The foregoing compensation table does not include certain fringe benefits made available on a nondiscriminatory basis to all of Multi-Link's employees such as group health insurance, long-term disability insurance, vacation and sick leave.

Stock Option Plan

         Multi-Link first adopted a stock option plan in 1997 and adopted an amended and restated stock option plan at its annual shareholders' meeting on March 22, 2000. Multi-Link granted stock options to any persons who had been employed by it, or a company that Multi-Link acquired, for more than six months to give them a sense of ownership and to increase their level of commitment to its business.

         The stock option plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options, reload options and stock appreciation rights. The stock option plan is currently administered by the compensation committee of the board of directors, or in the absence of a compensation committee, by the board of directors itself which determines the terms and conditions of the options granted under the stock option plan, including the exercise price, the number of shares subject to a particular option and the period over which options vest.

         The exercise price of all incentive stock options granted under the stock option plan must be at least equal to the fair market value of its common stock on the date of grant and must be 110% of fair market value when granted to a 10% or more stockholder. Under the stock option plan, the exercise price of all non-qualified stock options granted under the stock option plan may be less than the fair market value of the common stock on the date of grant. The term of all options granted under the stock option plan may not exceed ten years, except the term of incentive stock options granted to a 10% or more stockholder may not exceed five years. The stock option plan may be amended or terminated by the board of directors, but no such action may impair the rights of a participant under a previously granted option.

         The stock option plan provides the board of directors or the compensation committee with the discretion to determine when options granted under the stock option plan shall become exercisable and the vesting period of such options.

         At September 30, 2002, Multi-Link had issued options to purchase 1,439,580 shares of common stock under its stock option plan. The options had exercise prices ranging from $0.02 per share to $12.00 per share, with an average exercise price of $3.43 per share. The options expired on various dates between March 30, 2005, and June 15, 2012. Of the issued options, 223,131 had been exercised and 556,449 had been cancelled, which meant that 660,000 options were currently issued and outstanding.

         Nigel Alexander and Shawn B. Stickle resigned their officer positions effective October 31 and November 6, 2002, respectively, at which time all remaining stock options were cancelled.

         At September 30, 2003, Multi-Link had issued options to purchase 1,439,580 shares of common stock under our stock option plan. The options had exercise prices ranging from $0.02 per share to $12.00 per share, with an average exercise price of $3.43 per share. The options expired on various dates between March 30, 2005, and June 15, 2012. Of the issued options, 223,131 had been exercised and 1,216,449 had been cancelled, which meant that no options were issued and outstanding at September 30, 2003.

         No options were issued during fiscal 2004 and 2005 and, consequently, no options were issued and outstanding at September 30, 2004 and 2005.

         Multi-Link terminated its stock option plan effective March 14, 2005.

         There was no other compensation paid to Kevin R. Keating during 2005 in his capacity as an officer or director of Multi-Link. There were no option grants to Kevin R. Keating during the fiscal year ended September 30, 2005, and no options were exercised by Kevin R. Keating during the fiscal year ended September 30, 2005.

Long-Term Incentive Plans

         Multi-Link does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any of these plans for the foreseeable future. The provisions of these plans would be at the discretion of its board of directors.

Compensation of Directors

         Multi-Link's directors receive no compensation pursuant to any standard arrangement for their services as directors. Multi-Link did not pay any compensation to any director in the year ended September 30, 2005.

                           NEW DIRECTORS AND OFFICERS

         The Merger Agreement provides that, on the Closing Date, the current officers of Multi-Link shall resign and Multi-Link shall appoint the following persons as executive officers and directors of Multi-Link. Kevin R. Keating will resign as the President, Treasurer, Secretary and sole director of Qorus as of the Closing.

------------------------------------- ----------------- -----------------------------------------------------
                Name                        Age                               Position
------------------------------------- ----------------- -----------------------------------------------------
Philip S. Pesin                              32         Chief Executive Officer, Treasurer, Secretary and
                                                        Director
------------------------------------- ----------------- -----------------------------------------------------
Dayne Wagoner                                41         Director
------------------------------------- ----------------- -----------------------------------------------------

         Philip S. Pesin was a founder and director of Auriga since its inception in April 2005. He was appointed Chairman of the Board in December 2005 and became CEO, Treasurer and Secretary on March 29, 2006. Mr. Pesin is an attorney and certified public accountant. He is the founder of the Sorrento Financial Group, LLC, a financial services company specializing in high growth private equity and business consulting. Mr. Pesin sits on the board of directors of several private companies and acts as a strategic advisor in mergers, acquisitions and corporate reorganizations. He is actively involved in his community and sits on the board of directors of his local Boys & Girls Club. Mr. Pesin is a licensed attorney in California and the District of Columbia, and holds a Master of Laws degree from The Georgetown University Law Center, a Juris Doctor from the University of San Diego School of Law, and a Bachelor of Science in finance from The University of Arizona.

         Payne Wagoner became a director of Auriga in December 2005. In 1995 Mr. Wagoner founded Edge Development, Inc. and from that time to the present he has been the CEO. Edge Development, Inc. is a leading building contractors in the United States.

         Executive Compensation Summary. Auriga was formed in April 2005. The following Executive Compensation Chart highlights the compensation for Auriga's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the fiscal year ended March 31, 2006.


                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                             Bonus       Compensation     Award(s)      SARs (#)    Payouts       Compensation
      Position          Year   Salary ($)     ($)          ($)(1)           ($)          ($)          ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Philip S. Pesin         2006       $0          $0            $0             N/A          N/A          N/A          $676,907
(CEO, Treasurer and
Secretary)(1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Guy Amato (former       2006    $151,146       $0            $0             N/A          N/A          N/A             $0
CEO) (2)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------


   (1) Mr. Pesin became CEO, Treasurer and Secretary of Auriga on March 29, 2006. On March 29, 2006, Auriga entered into an employment agreement with Mr. Pesin. Auriga paid $294,324 and $382,583 to the Sorrento Law Group, P.C. and the Sorrento Financial Group, LLC, respectively, for financial and legal services. Both entities are owned by Mr. Pesin. These payments aggregating $676,907 are included in the above chart under "All Other Compensation."

   (2) Mr. Amato became CEO of Auriga in October 2005 and resigned on March 28, 2006.


         Executive Stock Issuances. Auriga sold 1,750,000 shares of its common stock to Mr. Guy Amato, its former chief executive officer, in connection with his employment in October 2005 for $0.01 per share pursuant to a stock purchase agreement. The shares were subject to a repurchase right by Auriga. Upon Mr. Amato's resignation, Auriga repurchased the 1,750,000 shares of common stock sold and issued to Mr. Amato at $0.01 per share, pursuant to the terms of Mr. Amato's stock purchase agreement.

         Auriga sold 500,000 shares of its common stock to Mr. Paul Fisher, its former chief financial officer, in connection with his employment in October 2005 for $0.01 per share pursuant to a stock purchase agreement. The shares were subject to a repurchase right by Auriga. Upon Mr. Fisher's resignation, Auriga repurchased the 500,000 shares of common stock sold and issued to Mr. Fisher at $0.01 per share, pursuant to the terms of Mr. Fisher's stock purchase agreement.

         Employment Agreements. On March 29, 2006, Auriga entered into an employment agreement with Philip S. Pesin to be employed as Auriga's Chief Executive Officer. The agreement provides for a base salary of $360,000 annually with incentive bonuses to be based on objective or subjective criteria established by the Board of Directors. Mr. Pesin was also granted a warrant to purchase 2,500,000 shares of Common Stock at an exercise price of $1.85 per share. In addition, upon the closing of the Merger, Mr. Pesin shall receive a listing event bonus of $250,000 and all of the foregoing warrant shall become fully vested. Auriga may terminate Mr. Pesin's employment at any time with or without cause. If Mr. Pesin is terminated without cause, he will be entitled a severance pay equal to his base salary for a period of twelve months following his termination plus continued health benefits for approximately eighteen months. Mr. Pesin receives no benefits if he is terminated for cause. Mr. Pesin will also receive similar benefits as aforementioned if he is terminated other than for cause, after a change in control.

         Stock Options. Auriga adopted a 2005 Stock Option plan reserving up to 5,000,000 shares of Auriga's common stock for issuance under the plan. As of March 31, 2006, Auriga has granted options to its employees to acquire 2,866,000 shares of common stock at exercise prices ranging from $0.85 to $1.85 per share, and there are 2,134,000 shares available for grant under the plan. No options have been granted to Auriga officers and directors.

         Director Compensation. Directors, other than employees of Auriga, receive a directors' fee of $2,500 per month plus they are reimbursed any expenses incurred by attending Board of Directors' meetings. Auriga has also entered into indemnification agreements with each of its directors.



                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         Multi-Link has set forth in the following table certain information regarding its common stock beneficially owned on May 4, 2006 for (i) each shareholder it knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of its executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Multi-Link's knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of Multi-Link, except as otherwise discussed above with respect to the Merger. At May 4, 2006, 37,215,913 shares of Multi-Link's common stock were outstanding.


----------------------------------------------- ------------------------------- --------------------------------------
                     Name                       Number of Shares Beneficially             Percent of Shares
                                                           Owned*
----------------------------------------------- ------------------------------- --------------------------------------
Kevin R. Keating                                           850,000                              2.3%
936A Beachland Blvd., Suite 13
Vero Beach, Florida 32963 (1)

----------------------------------------------- ------------------------------- --------------------------------------
KI Equity Partners I, LLC                                 28,703,182                            77.1%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111 (2)

----------------------------------------------- ------------------------------- --------------------------------------
All  Executive  Officers  and  Directors  as a             850,000                              2.3%
group (one person)
----------------------------------------------- ------------------------------- --------------------------------------

               * Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

   (1) Kevin R. Keating is the President, Secretary, Treasurer and sole director of Multi-Link. He was appointed to these positions effective March 18, 2005. Kevin R. Keating has no ownership interest in and is not affiliated with KI Equity Partners I, LLC, and Kevin
         R. Keating disclaims any beneficial interest in the shares of Multi-Link's common stock owned by KI Equity Partners I, LLC.

   (2) KI Equity Partners I, LLC ("KI Equity") is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of MultiLink's common stock owned by Kevin R. Keating. Timothy J. Keating is the majority member of Keating Investments, LLC, the managing member of KI Equity, and in such capacity, exercises voting and investment control over the shares of Multi-Link's common stock owned by KI Equity.

         The following table sets forth certain information regarding Multi-Link' common stock beneficially owned on May 4, 2006, for (i) each stockholder known to be the beneficial owner of 5% or more of Multi-Link's outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement on a post-Reverse Split basis. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Multi-Link intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Multi-Link to reflect the actual results of the completion of the transactions under the Merger Agreement.

         Assuming the completion of the Merger, the Reverse Split and the automatic conversion of the Preferred Stock into Multi-Link's Common Stock occurred as of May 4, 2006, Multi-Link expects to have 35,478,171 shares of Common Stock outstanding.


                                                      Shares Beneficially Owned
                                              -------------------- ----------------------
Name of Beneficial Owner                            Number                Percent
------------------------                      -------------------- ----------------------
Philip S. Pesin (1)                               15,268,831               37.7%
5555 Triangle Parkway, Suite 300
Norcross, GA 30092

Dayne Wagoner (2)
5555 Triangle Parkway, Suite 300
Norcross, GA 30092                                 2,635,991                7.4%

Craig Collard (3)
208 Roseler Court
Cary, NC 27519                                     3,645,808               10.3%

Timothy F. Curran (4)
5555 Triangle Parkway, Suite 300
Norcross, GA  30092                                3,201,468                9.0%

Trilogy Capital Partners, Inc. (5)
c/o Alfonso Cervantes
11726 San Vicente, Suite 235
Los Angeles, CA  90049                             2,501,146                6.6%

KI Equity Partners I, LLC
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090

Greenwood Village, Colorado 80111 (6)              1,913,545                5.4%

All Executive Officers and Directors              17,904,822               44.2%
As a Group (2 persons)


(1) Includes shares held by Sorrento Financial Group, LLC, SFP, LLC and TSFG II, LLC, over which Mr Pesin has voting and investment control. Includes warrants to purchase 5,002,293 shares of Multi-Link's common stock at an exercise price of $0.92 per share which vest upon the closing of the Merger. These warrants expire March 19, 2016. Includes 500,229 shares of Multi-Link's common stock held in an IRA for the benefit of Christine Pesin, Mr. Pesin's spouse.

(2)   Reserved.

(3) Excludes 168,853 shares of Multi-Link's common stock held by C. Collard Irrevocable Trust over which Mr. Collard disclaims any beneficial interest.

(4) Excludes options to purchase 150,069 shares of Multi-Link's common stock at an exercise price of $0.92 per share which begin to vest May 29, 2007.

(5) Includes warrants to purchase 2,000,917 shares of Multi-Link's common stock at an exercise price of $0.92 per share which expires March 30, 2010. Also includes warrants to purchase 500,229 shares of Multi-Link's common stock at an exercise price of $1.25 per share which expires March 30, 2010.
6) Timothy J. Keating is the manager of KI Equity Partners I, LLC ("KI Equity") and has sole voting and investment control of such shares.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Multi-Link

         On April 1, 2005, Multi-Link entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $2,000 for each month in which services are rendered. Prior to November 1, 2005, the monthly fee was $1,000.

         Kevin R. Keating is the father of Timothy J. Keating, the majority member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the majority stockholder of Multi-Link. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity or Keating Securities, LLC and disclaims any beneficial interest in the shares of Multi-Link's Common Stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity and Keating Securities, LLC disclaim any beneficial interest in the shares of Multi-Link's Common Stock currently owned by Kevin R. Keating.

         At or prior to the Closing, Multi-Link will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Multi-Link for its advisory services rendered to Multi-Link in connection with the Merger. The transaction advisory fee will be $340,000, with the payment thereof being subject to the Closing of the Merger.

         Other than the above transactions or otherwise set forth in this report Multi-Link has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of its common stock, or family members of such persons. Also, Multi-Link has not had any transactions with any promoter. Multi-Link is not a subsidiary of any company.

Auriga

         The licensing agreement with Fleming and Company Pharmaceuticals ("Fleming") for the Extendryl line of products is between Cornerstone BioPharma, Ltd. ("Cornerstone") and Auriga and is referred to as the Fleming license agreement. Additionally, the sublicensing agreement with Cornerstone for the Extendryl line of products is between Cornerstone and Auriga and is referred to as the Cornerstone sublicense agreement. During the fiscal year ended March 31, 2006, Messrs. Craig Collard and Philip Pesin, Auriga's chairman, sat on the board of directors of both Cornerstone and Auriga. Although Mr. Pesin resigned from the Cornerstone's board in January 2006, he remains a significant stockholder of Cornerstone.

         During the fiscal year ended March 31, 2006, Auriga received royalty income associated with the Extendryl licensing agreement of $21,619 from Cornerstone. This Extendryl licensing agreement was revised effective August 1, 2005 whereby Auriga pays a royalty to Cornerstone for its sales of Extendryl. Auriga's royalty expense to Cornerstone for the period ended March 31, 2006 amounted to approximately $764, 000.

         In July 2005, Auriga entered into an agreement for advisory services with the Sorrento Financial Group, LLC ("SFG") an entity owned by Mr. Pesin, Auriga's Chairman, Chief Executive Officer and significant stockholder. During the fiscal year ended March 31, 2006, Auriga paid $382,583 to SFG for advisory services. On March 29, 2006 under an amended and restated agreement, Auriga owes SFG an additional $250,000 or the successful completion of the second round of private placement funding which closed on April 28, 2006.

         During the fiscal year ended March 31, 2006, Auriga utilized the legal services of Sorrento Law Group, P.C., an entity owned by Mr. Pesin, Auriga's Chairman, Chief Executive Officer and significant stockholder, and paid $294,324 to this entity.

         On October 1, 2005, Auriga issued a warrant to purchase 2,000,000 shares of common stock at $0.01 per share to Mr. Pesin, Auriga's Chairman, Chief Executive Officer and significant stockholder, in exchange for his agreement to personally guarantee up to $5,000,000 of Auriga's debt. The warrant was exercised on March 13, 2006.

         On November 20, 2005, Auriga sold and issued 150,000 shares of common stock at a purchase price of $0.01 per share subject to a right of repurchase to Mr. Wagoner, a member of Auriga's Board of Directors in conjunction with his director agreement.

         On November 20, 2005, Auriga sold and issued 150,000 shares of common stock at a purchase price of $0.01 per share to Auriga's outside corporate counsel.

         On December 15, 2005, Auriga entered into a redemption agreement and unsecured subordinated promissory note agreement with Craig Collard in connection with his resignation from Auriga's board of directors. As part of this agreement, Auriga repurchased 1,500,000 shares of common stock held by Craig Collard for a per share price of $1.50 in exchange for a note. The payment terms of the note provide for a $150,000 payment on January 2, 2006, $600,000 on January 2, 2007, $750,000 on January 2, 2008 and $750,000 on January 2, 2009.
All payments occurring after 2006 are subject to an interest rate of 2% per annum.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Multi-Link's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Multi-Link's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Multi-Link's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Multi-Link's common stock are required by SEC regulations to furnish Multi-Link with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Multi-Link, or written representations that no reports were required, Multi-Link believes that for the fiscal year ended September 30, 2005 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Multi-Link's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                       MULTI-LINK TELECOMMUNICATIONS, INC.
                                       (Registrant)

                                       By: /s/ Kevin R. Keating
                                           --------------------
                                       Name:  Kevin R. Keating
                                       Title: President


Dated:   May 8, 2006